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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                W. R. Grace & Co. (formerly Grace Holding, Inc.)
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                   383911 10 4
                                 (CUSIP number)

                               Ulrich Wagner, Esq.
                                O'Melveny & Myers
                                 Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 28, 1996
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)
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CUSIP NO. 383911 10 4                  13D/A                  PAGE 2 OF 8 PAGES

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FRESENIUS NATIONAL MEDICAL CARE HOLDINGS, INC.
         (formerly W.R. Grace & Co.); 13-3461988

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                       (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         N/A

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          / /
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH:
         7        SOLE VOTING POWER
                  0 SHARES (See Items 3, 4 and 5)

         8        SHARED VOTING POWER
                  0 SHARES

         9        SOLE DISPOSITIVE POWER
                  0 SHARES (See Items 3, 4 and 5)

         10       SHARED DISPOSITIVE POWER
                  0 SHARES

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 SHARES (See Items 3, 4 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     / /
         EXCLUDES CERTAIN SHARES*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% (See Items 3, 4 and 5)

14       TYPE OF REPORTING PERSON
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                  The Schedule 13D filed on September 24, 1996 by W. R. Grace &
Co., a New York corporation (subsequently renamed "Fresenius National Medical Care Holdings, Inc.") ("FNMC"), with respect to the common stock, par value $0.01 per share ("New Common Stock") of Grace Holding, Inc., a Delaware corporation (subsequently renamed W. R. Grace & Co.) ("New Grace"), is hereby amended and restated with respect to the items set forth below.


ITEM 2.                    IDENTITY AND BACKGROUND.

                           Item 2 is amended and restated as follows:

                           FNMC, a New York corporation, was the parent company of New Grace, which was incorporated for the purpose described in the Joint Proxy Statement - Prospectus of Fresenius Medical Care AG, FNMC and Fresenius USA, Inc. dated August 2, 1996 ("Proxy Statement-Prospectus"). On September 28, 1996, FNMC spun off to its shareholders 100% of the shares in New Grace held by FNMC. Holders of record of common stock of FNMC, par value $1.00 per share ("FNMC Common Stock") as of the close of business on September 27, 1996, received one share of New Common Stock for each share of FNMC Common Stock held. The principal business and office address of FNMC is Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts 02154.

                           In the last five years, FNMC has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has FNMC been a party to a civil proceeding as a result of which FNMC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (However, see "BUSINESS OF FRESENIUS MEDICAL CARE -- Regulatory and Legal Matters -- Legal and Regulatory Proceedings" in the Proxy Statement-Prospectus referred to below for information regarding certain investigations of FNMC being conducted by the Securities and Exchange Commission.)

                           Information concerning each director and executive officer of FNMC is set forth in Schedule A to this Amendment. In the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of such persons been a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities


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                           subject to, federal or state securities laws or
                           finding any violation with respect to such laws.

ITEM 3.                    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           Item 3 is amended and restated as follows:

                           FNMC owned 1,000 shares of New Grace's common stock par value $1.00 per share ("Old Common Stock"), which represented all of the authorized, issued and outstanding shares of Old Common Stock. FNMC paid $1,000 out of its internally generated funds to New Grace for such shares. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.                    PURPOSE OF TRANSACTION.

                           Item 4 is hereby amended and restated as follows:

                           As described in Item 2 above, New Grace was incorporated by FNMC for the purposes described in the Proxy Statement-Prospectus. Upon completion of the transactions described in the Proxy Statement-Prospectus, the Old Common Stock was recapitalized as New Common Stock, all of the issued and outstanding shares of such recapitalized New Common Stock were distributed to the holders of FNMC Common Stock on a one-for-one basis, and the name of New Grace was changed to "W. R. Grace & Co." See the Proxy Statement-Prospectus, which is incorporated herein by reference, for further information.

                           Other than as described herein and in the Proxy Statement-Prospectus, FNMC has no plans or proposals which relate to or would result in the following:

                                    (a) the acquisition or disposition of
                                        securities of New Grace;

                                    (b) an extraordinary corporate transaction,
                                        such as a merger, reorganization or
                                        liquidation, involving New Grace or any
                                        of its subsidiaries;

                                    (c) a sale or transfer of a material amount
                                        of assets of New Grace or any of its
                                        subsidiaries;

                                    (d) any change in New Grace's present Board
                                        of Directors or management, including
                                        any plans or proposals to change the


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                                        number or term of directors or to fill
                                        any existing vacancies in New Grace's
                                        Board of Directors;

                                    (e) any material change in the present
                                        capitalization or dividend policy of New
                                        Grace;

                                    (f) any other material change in New Grace's
                                        business or corporate structure;

                                    (g) changes in New Grace's Certificate of
                                        Incorporation or By-Laws or other
                                        actions which may impede the acquisition of control of New Grace by any person;

                                    (h) causing a class of securities of New
                                        Grace to be delisted from a national
                                        securities exchange;

                                    (i) a class of equity securities of New
                                        Grace becoming eligible for termination
                                        of registration pursuant to Section
                                        12(g)(4) of the Securities Exchange Act
                                        of 1934; or

                                    (j) any action similar to any of those
                                        enumerated above.

ITEM 5.                    INTEREST IN SECURITIES OF THE ISSUER.

                           Item 5 is amended and restated as follows:

                           Neither FNMC nor any director or executive officer of FNMC beneficially owns any shares of the Old Common Stock. As described in Item 2 above, on September 28, 1996, the Old Common Stock held by FNMC was recapitalized as New Common Stock and distributed to the holders of FNMC Common Stock. No director or executive officer of FNMC has effected any transactions in the Old Common Stock during the past 60 days.

                           FNMC ceased to be the beneficial owner of more than five percent of the Old Common Stock on September 28, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           Item 6 is amended and restated as follows:

                           Other than as described in the Proxy
                           Statement-Prospectus, FNMC has no contracts, arrangements, understandings or relationships with respect to New Grace's securities.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                FRESENIUS NATIONAL MEDICAL CARE
                                                HOLDINGS, INC.



                                                By: /s/ Dr. Ben J. Lipps
                                                    -----------------------
                                                    Name:  Dr. Ben J. Lipps
                                                    Title: President


Date:  October 15, 1996


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                                   SCHEDULE A

                  The members of FNMC's Board of Directors and its executive officers are listed below, along with their present principal occupations or employment (including the name, principal business and address of any such employer), their citizenship and their business and/or residence addresses:

BOARD OF DIRECTORS

Dr. Gerd Krick, Chairman
Chairman of the Management Board of Fresenius AG
Chairman of the Management Board of Fresenius Medical Care
Chief Executive Officer of Fresenius Medical Care
Borkenberg 14
61440 Oberursel
Germany
German citizen


Dr. Ben Lipps
President of FNMC and Fresenius USA
Member of the Management Board of Fresenius Medical Care
President of National Medical Care, Inc.
Reservoir Place
1601 Trapelo Road
Waltham, Massachusetts  02154
U.S. citizen


Udo Werle
Member of the Management Board of Fresenius AG
Member of the Management Board of Fresenius Medical Care
Borkenberg 14
61440 Oberursel
Germany
German citizen


Mathias R. Klingler
Member of the Management Board of Fresenius AG
Member of the Management Board of Fresenius Medical Care
Borkenberg 14
61440 Oberursel
Germany
German citizen


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William F. Grieco
Secretary and General Counsel of National Medical Care, Inc.
Reservoir Place
1601 Trapelo Road
Waltham, Massachusetts  02154
U.S. citizen


Geoffrey Swett
President of Dialysis Services Division of National Medical Care, Inc. Reservoir Place
1601 Trapelo Road
Waltham, Massachusetts  02154
U.S. citizen


Executive Officers

Dr. Ben Lipps, President and Assistant Secretary
Mathias R. Klingler, Vice President
Geoffrey Swett, Vice President
William F. Grieco, Secretary
Udo Werle, Treasurer


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